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Adam Gerstin · 2nd

Chief Executive Officer at LFG Nexus, FunnelHacker, Digital Marketing Strategist, SEO Guru

Canton, Georgia, United States · Contact info

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LFG Nexus

Kennesaw State University

Experience

Chief Executive Officer
LFG Nexus · Full-time
Jan 2018 – Present · 3 yrs 5 mos
Greater Atlanta Area

Chief Executive Officer for LFG Nexus
- Responsible for company operations, business development, and marketing.

LFG Nexus is the next evolution in Social Media for Gamers. Did you know that 2/3's of the United States considers themselves a gamer? It is hard to believe that with so many gamers out there, there is not 1 place that will cover all of your needs... until now! LFG Nexus is here to be the One-Stop-Shop for all of your gamer needs.

Director of Business Development
Websties And Then Some
Feb 2011 – Present · 10 yrs 4 mos

Designed, optimized, maintained and used search engine optimization techniques to help clients create, develop and devise strategies to have their web site seen. Used the latest W3c standards to create rich media and dynamic websites, for my clients, while using the lastest best meathods to increase visablilitv and audience of clients website.

Digital Marketing Specialist
VoiceNation · Full-time
Feb 2019 – Oct 2019 · 9 mos
Buford, Ga

As a Digital Marketing Specialist for one of the nation's top Live Answering Virtual Receptionists companies, I work with an incredible team of marketers to create strategies for targeting new audiences of potential customers using digital tactics.
...see more

SEO Analyst
The Expert Bench
Dec 2016 – Feb 2018 · 1 yr 3 mos

SEO Analyst Contractor for SunTrust
December 2016 - February 2018

Transitioned several major LOBs, from unresponsive legacy pages to active, respoı ...see more

SEO Specialist and Webmaster
Now You Know Inc
Nov 2011 – Sep 2015 · 3 yrs 11 mos
Marietta, GA

Achievements-

-Created a Premium Search Engine Optimization program for clients, from inception through inplemenation.. ...see more

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Education

Kennesaw State University
Certificate, Web Design
2010 – 2010